24001043

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 29 2024
Washington, DC

SEC FILE NUMBER
8-66096

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hines Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

845 Texas Avenue, Suite 3300
(No. and Street)

Houston	Tx	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Debbie Prosperie	713-966-7808	debbie.prosperie@hines.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

1111 Bagby, Suite 4500	Houston	Tx	77002
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debbie Prosperie, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hines Securities, Inc. (the Company), as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NITA J CHESNEY
Notary Public, State of Texas
Comm. Expires 01-24-2027
Notary ID 716486-4

Signature:

Title:
Financial Operations Principle

Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte.

Deloitte & Touche LLP
1111 Bagby Street
Suite 4500
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Hines Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hines Securities, Inc. (the "Company") as of December 31, 2023, and the related statements of income (loss), cash flows, and changes in stockholders' equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules h, j, and m listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management.

Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 27, 2024

We have served as the Company's auditor since 2004.

HINES SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2023

ASSETS	
CASH	$ 16,196,329
DUE FROM AFFILIATES	1,103,804
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $890,352	12,530
PREPAID EXPENSES AND OTHER	479,143
TOTAL	$ 17,791,806
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable	$ 1,885,147
Accrued expenses	8,634,623
Deferred compensation	3,971,418
Total liabilities	$ 14,491,188
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value authorized, 10,000 shares; issued and outstanding, 9,783 shares	98
Additional paid-in capital	242,035,902
Accumulated deficit	(238,735,382)
Total stockholder's equity	3,300,618
TOTAL	$ 17,791,806

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:	
Sales commissions	$ 16,782,959
Dealer manager fees	915,402
Recoveries of organizational and offering costs	8,464,205
Other Revenue	1,686,032
Total revenues	27,848,598
EXPENSES:	
Salaries and wages	26,150,680
General and administrative	12,530,243
Legal and other professional fees	3,040,125
Travel, meals, and entertainment	2,027,010
Marketing	2,715,411
Commissions to selling broker-dealers	12,749,215
Marketing fees to selling broker-dealers	3,814,200
Depreciation expense	6,014
Total expenses	63,032,898
NET LOSS	$ (35,184,300)

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (35,184,300)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	6,014
Change in operating assets and liabilities:	
Decrease in due from affiliates	461,308
Decrease in prepaid expense	408,727
Decrease in accounts payable	(506,191)
Increase in accrued expenses	4,220,274
Decrease in deferred compensation	(573,481)
Decrease in due to affiliates	(240)
Net cash used in operating activities	(31,167,889)
CASH FLOWS FROM FINANCING ACTIVITIES — Capital contributions	34,700,000
NET INCREASE IN CASH	3,532,111
CASH — Beginning of year	12,664,218
CASH — End of year	$ 16,196,329

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE – January 1, 2023	9,783	$ 98	$ 207,335,902	$(203,551,082)	$ 3,784,918
Capital contributions	—	—	34,700,000	—	34,700,000
Net loss	—	—	—	(35,184,300)	(35,184,300)
BALANCE - December 31, 2023	9,783	$ 98	$ 242,035,902	$(238,735,382)	$ 3,300,618

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Securities, Inc. (the "Company"), was incorporated in the state of Delaware in June 2003 in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934 and was granted membership with the Financial Industry Regulatory Authority ("FINRA") on January 7, 2004. The Company is a wholly owned subsidiary of Hines Securities Manager LLC. The Company was formed for the purpose of serving as the dealer-manager for marketing and distributing non-traded real estate products sponsored by Hines Interests Limited Partnership ("HILP"), an affiliate of the Company, and certain of its affiliates including Hines Global Income Trust, Inc. ("HGIT"), Hines Real Estate Exchange LLC ("HREX"), Hines U.S. Property Recovery Fund LP (HUSP), and Hyattsville Qualified Opportunity Fund LLC ("Hyattsville"). In July 2012, FINRA approved the Company's request to amend its membership agreement to allow the Company to act as a dealer manager on a best-efforts basis for business development companies sponsored by Hines.

On August 20, 2014, HGIT commenced its initial public offering, pursuant to which it offered a maximum of $2.5 billion in common shares. The initial HGIT offering suspended the sale of shares on September 30, 2017, but continued to allow shareholders to reinvest dividends through the dividend reinvestment plan. On January 5, 2018, HGIT commenced its follow-on offering, pursuant to which it offered a maximum of $2 billion in common shares. The follow-on changed the product from a finite-life REIT to a non-exchange traded REIT with no targeted liquidity window. On June 2, 2021, HGIT commenced its third offering, pursuant to which it offered a maximum of $2.5 billion in common shares.

On September 14, 2022, HREX commenced an offering in HGIT 200 Park Place, a recently converted Delaware statutory trust pursuant to which it offered a maximum of $158 million in beneficial interests to accredited investors. The offering closed on November 14, 2023.

On September 1, 2023, HREX commenced an offering in HREX Multifamily I, DST to which it offered a maximum of $80 million in beneficial interests to accredited investors. The offering remained open at 12/31/2023.

On November 1, 2023, HREX commenced an offering in HREX Multifamily II, DST to which it offered a maximum of $139 million in beneficial interests to accredited investors. The offering remained open at 12/31/2023.

On May 31, 2023, Hyattsville made a capital call of $9m from its existing accredited investors. The funds were received on 6/27/2023.

In November of 2021, HUSP commenced its private placement offering pursuant to which it offered a maximum of $1 billion of limited partner interests to accredited investors. The offering remained open at 12/31/2023.

Going Concern — The accompanying financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has experienced operating losses and negative cash flows over the past several years and expects such losses and negative cash flows to continue in 2024 and future years. As a result, the Company does not have sufficient cash on hand or available liquidity to meet its obligations as they become due. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

In response to these conditions, the Company has a commitment from HILP to provide the Company with the necessary funding through its affiliates, Hines Securities Manager LLC and/or Hines Retail Securities, Inc., to enable the Company to meet its obligations as they become due and to continue as a going concern for at least one year following the date the financial statements are issued. As a result, the Company has concluded that management's plans are probable to be achieved to alleviate substantial doubt about the Company's ability to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Due From Affiliates — Due from affiliates includes amounts related to organizational and offering cost reimbursements (see below), as well as other support services due from HGIT, and HREX on December 31, 2023; of $885,763; and $128,598, respectively.

Also included in due from affiliates are amounts due from HILP for expense reimbursements related to the intercompany services agreement totaling $89,443 on December 31, 2023 (see Note 3).

Furniture and Equipment — Furniture and equipment comprise communications and technical equipment, furniture, and fixtures and are carried at cost, less accumulated

depreciation, and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years.

Revenue Recognition — The Company has a single performance obligation to market and sell shares or units offered by the entity for which an agreement exists. Consequently, sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). For HGIT trail commissions, the Company has concluded the estimate of these future commissions is constrained because the amount may vary significantly based on customer behavior and the value of the underlying shares or units, among other factors. Therefore, the trail fee commissions revenue is recorded when the account values become fixed and determinable. A portion of trail fee commissions are recognized monthly with the remaining revenue recognized as the fees are earned for a period up to five years on T Shares, and up to 35 years on D Shares. Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized once the offering closes (see Note 3).

Segment Reporting — The Company operates as one reportable business segment. This one reportable segment is the marketing and distribution of non-traded real estate investment securities and related products.

Recoveries of Organizational and Offering Costs — During 2023, the Company incurred and paid for certain organizational and offering costs on behalf of HGIT, HREX ("the Funds") and Hyattsville.

The Company is reimbursed for these expenses monthly by the Funds. The Company was reimbursed at the end of the capital call for Hyattsville. These costs consist of legal, accounting, printing, marketing, and certain other offering-related expenses and are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statement of income (loss).

Income Taxes — The Company has elected to be treated as an S Corporation for federal income tax purposes under which its taxable income or loss is included in the tax return of its owner. Accordingly, there is no provision for federal income taxes reported in the statement of income (loss). State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statement of income (loss).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses — Prepaid expenses consist primarily of consulting fees, external commissions, software licenses, conferences, and membership fees, which are being amortized over the life of their respective contracts.

Accrued Expenses — Accrued expenses primarily consist of bonuses, vacation, internal commissions, and external sales commissions (see Note 4).

Deferred Compensation — Deferred compensation primarily consists of employee equity programs (see Note 4).

Subsequent Events — The Company has evaluated subsequent events through March 27, 2024, the date the financial statements were issued.

3. RELATED-PARTY TRANSACTIONS

Dealer-Manager Agreement — HGIT — On December 6, 2017, the Company entered into a dealer-manager agreement ("DMA") with HGIT. The HGIT DMA provides for payment to the Company of selling commissions in the amount of up to 3.0% of the gross offering proceeds of the Class T Shares sold in the primary offering, all, or a portion of which may be reallowed to Dealers. The HGIT DMA further provides for payments to the Company of selling commissions in the amount of up to 3.5% of the gross offering proceeds of the Class S Shares sold in the primary offering, all, or a portion of which may be reallowed to selling broker dealers ("Dealers"). In addition, the Company shall be paid a dealer manager fee in the amount of up to 0.50% of the gross offering proceeds of the Class T Shares sold in the primary offering. All or a portion of the dealer manager fee may be paid by the Company to Dealers. No selling commissions or dealer manager fees shall be paid to the Company with respect to the sale of Class D Shares and Class I Shares or with respect to Class T Shares, Class S Shares, Class D Shares and Class I Shares sold pursuant to the HGIT distribution reinvestment plan.

The HGIT DMA was Amended and Restated on August 20, 2021 to provide for payment to the Company of a distribution and stockholder servicing fee in an annual amount equal to 1.0% of the aggregate NAV of the outstanding Class T Shares, .85% of the aggregate NAV of the outstanding Class S Shares and 0.25% of the aggregate NAV of the outstanding Class D Shares, which will accrue monthly and be payable monthly in arrears with a cap of up to 8.75%. No distribution and stockholder servicing fees shall be paid to the Company with respect to Class I Shares. The Company may reallow or advance the distribution and stockholder servicing fees to the Dealers who sold the Class T Shares, Class S Shares or Class D Shares giving rise to such distribution and stockholder servicing fees, respectively,

to the extent the Selected Dealer Agreement with such Dealer provided for such payment. Notwithstanding the foregoing, if the Company is notified that the Dealer who sold such Class T Shares, Class S Shares or Class D Shares, respectively, is no longer the broker-dealer of record with respect to such Class T Shares, Class S Shares or Class D Shares, then such Dealer's entitlement to the distribution and stockholder servicing fees related to such Class T Shares, Class S Shares or Class D Shares shall cease, and such Dealer shall not receive the distribution and stockholder servicing fees for any portion of the month in which such Dealer is not the broker-dealer of record on the last day of the month. Thereafter, such distribution and stockholder servicing fees may be paid by the Company to the then current broker-dealer of record with respect to the Class T Shares, Class S Shares or Class D Shares, if any, if such broker-dealer of record has entered into a Selected Dealer Agreement with the Company that provides for such payment. In this regard, all determinations will be made by the Company in good faith in its sole discretion.

The Company recorded dealer manager fees in the statement of income (loss) for the year ended December 31, 2023, in the amount of $272,593.

Dealer-Manager Agreement — HREX — The Company entered into a Co-Dealer Manager Agreement with HREX and Orchard Securities ("Orchard") for the purpose of selling beneficial interests in Delaware statutory trusts on September 14, 2022. The Co-DMA provides that HREX pay the Company up to 6% of the investor's subscription amount to cover selling commissions. The Company also receives 1.25% of gross proceeds from HREX as reimbursement to the Company for costs and expenses related to the offering. In addition, prior to exercise of a Fair Market Value Option, Hines Securities will be paid an Investor Servicing Fee for Type S1 Interests up to .25% per annum monthly in arrears, all or a portion of which may be reallowed.

The Company recorded dealer manager fees in the statement of income (loss) for the year ended December 31, 2023, in the amount of $642,809.

Placement Agent Agreements — On October 16, 2020, the Company entered into a Placement Agent Agreement with HUSP. Pursuant to this agreement, the Company acted as a placement agent in connection with the offering and sale of limited party interests in HUSP.

Intercompany Services Agreement — On January 1, 2019, the Company entered into an intercompany services agreement with HILP related to certain services that HILP and its affiliates have agreed to perform for the Company. The agreement automatically renews for successive one-year periods on January 1 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, office space, and other corporate services. The fees for these services are agreed upon prior to the service being completed, are billed, and paid no less than quarterly. For the year ended December 31, 2023, $2,077,287 was included in general and administrative expenses, and approximately $347,132 was included in salaries and wages in the accompanying statement of income (loss) related to these services.

General Services Agreement — On May 1, 2021, HSI entered into a General Services Agreement with MSC Advisor I LLC. The agreement may be terminated with 60 days' prior written notice from either party to the other.

These services include, but are not limited to, call center support, tax reporting, communications to advisors and investors, dividend support and oversight of annual reporting. For the year ended December 31, 2023, the Company earned $150,000 under this agreement, which was included in Other Revenue in the accompanying statement of income (loss).

Capital Contributions — During the year ended December 31, 2023, the Company received capital contributions of $34.7 million from Hines Securities Manager LLC to assist with funding its operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares, interests or units being offered pursuant to the HGIT, HREX, and HUSP offerings. The selected dealer agreements expire on the date that the respective offerings are terminated. The offer and sale of shares, interests or units under the selected dealer agreements can be suspended or terminated at any time at the request of the Company. The selected dealer agreements may be terminated by either party after they have been given written notice. (see Note 3)

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" as defined in the Plan. In 2015, awards for certain new plan participants were determined based upon a percentage of the participant's base salary. Effective January 1, 2020, eligible employees of the Plan were transferred to the Hines Investment Management Employee Cash Long-Term Incentive Program. The Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion.

The LTI Awards are granted on March 15th of the year following the year of service to which they relate and vest over a three-year period. The participant must be an active employee on the date of payment to receive payment. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

The Company will grant LTI Awards on March 15, 2024. Compensation expense of $1,158,278 was recorded in 2023. The related payable of $1,554,769 as of December 31, 2023, is included as deferred compensation in the accompanying statement of financial condition.

Hines Global Income Trust Retention Bonus Award — On July 22, 2015, the Company entered into agreements with certain employees to earn retention bonuses that will be paid upon the earlier of a three-year liquidity window or upon liquidation of HGIT. The bonuses are determined based on sales of HGIT. The aggregate commitment for payments to the employees, as of December 31, 2023, is currently estimated to be $3,035,476. As a condition to the payment of the bonuses, the employee is required to be an employee of Company as of the date of the liquidation of the respective fund. If the employee is no longer employed by the Company on the liquidation date, the bonus is forfeited and no longer an obligation of the Company. The Company makes a periodic accrual for the bonuses that are expected to be due and payable at the liquidation date. Given the uncertainty around the liquidation event, on a regular basis management evaluates the estimate for the liquidation date and adjusts the periodic accrual to reflect the estimated timing. The current estimated liquidation date used for this calculation is December of 2024. The total related payable of $1,343,076; as of December 31, 2023, is included as deferred compensation in the accompanying statement of financial condition.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. As of December 31, 2023, the Company had net capital, as defined, of $2,296,355; which was $1,330,276 in excess of its required net capital of $966,079, and its ratio of aggregate indebtedness to net capital was 6.31 to 1.

SUPPLEMENTAL SCHEDULES

HINES SECURITIES, INC. Schedule h

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER 17CFR 240.15c3-1
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 3,300,618
Deductions:	
Nonallowable assets:	
Due from affiliates	512,590
Prepaid expenses	479,143
Furniture, equipment, and leasehold improvements — net	12,530
NET CAPITAL	$ 2,296,355
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$ 14,491,189
TOTAL AGGREGATE INDEBTEDNESS	$ 14,491,189
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.31 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 966,079
Excess net capital	$ 1,330,276

No material differences exist between the amounts above, which are based on the audited financial statements, and amounts included in the Company's unaudited FOCUS report as of December 31, 2023.

HINES SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR CUSTOMERS UNDER 17 CFR 240.15c3-3 PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to:

A. Real estate syndication
B. Acting as broker or dealer selling tax shelter or limited partnerships in primary distributions
C. Placing private securities
D. Wholesaling non-traded REITs
E. Acting as dealer manager on a best-efforts basis for the business development company of HMS Income Fund, Inc. ("HMS BDC")
F. Acting as wholesaler or dealer manager on a best-efforts basis for non-traded Business Development Companies
G. Acting as wholesaler or dealer manager for public, non-traded Closed-End Funds

Deloitte.

Deloitte & Touche LLP
1111 Bagby Street
Suite 4500
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Hines Securities, Inc.

We have reviewed management's statements, included in the accompanying Hines Securities, Inc. Exemption Report (the "Exemption Report"), in which Hines Securities, Inc. (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2023, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

March 27, 2024

Hines Securities, Inc. Exemption Report

Hines Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

a) Real estate syndication
b) Acting as broker or dealer selling tax shelter or limited partnerships in primary distributions
c) Placing private securities
d) Wholesaling non-traded REITs
e) Acting as dealer manager on a best-efforts basis for the business development company of HMS Income Fund, Inc. ("HMS BDC")
f) Acting as wholesaler or dealer manager on a best-efforts basis for non-traded Business Development Companies
g) Acting as wholesaler or dealer manager for public, non-traded Closed-End Funds

Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hines Securities, Inc.

I, Debbie Prosperie, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Debbie Prosperie

Title: Financial Operations Principle, Director

Date: March 27,2024